Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CLARIFICATION OF MEDIA REPORTS

The Company has noticed recent media reports concerning the potential merger of the Company and China Petroleum & Chemical Corporation. The Company has considered these reports seriously and looked into the matter.

Having enquired with China National Petroleum Corporation, the controlling shareholder of the Company, the Company can confirm that neither the Company nor its controlling shareholder has received any information, written or verbal, from any government authority concerning these reports. Furthermore, there is no information that should be, or has not been, disclosed by the Company in this regard.

The Company would like to remind all the investors that all the information about the Company will be and only be officially published through designated media, i.e., China Securities Journal, Shanghai Securities News, Securities Times, the website of Shanghai Stock Exchange (http://www.sse.com.cn) and the Hong Kong Stock Exchange (http://www.hkexnews.hk). Investors are advised to invest rationally and beware of investment risks.

By order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

Beijing, the PRC

28 April 2015

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.